

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-3628

August 20, 2010

<u>**Via Facsimile and U.S. Mail**</u>

Allen Dodge
Executive Vice President and Chief Financial Officer
Health Grades, Inc.
500 Golden Ridge Road, Suite 100
Golden, CO 80401

> **Re:** **Health Grades, Inc.**
> **Schedule 14D-9**
> **Filed August 10, 2010**
> **File No. 005-58765**

Dear Mr. Dodge:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 14D-9</u>

<u>Item 3. Past Contacts, Transactions, Negotiations and Agreements, page 2</u>

1. We note that the Purchaser in the Schedule TO states that the Offer will be funded in part from cash provided by the issuer. Please revise to describe any arrangement to use Health Grades' cash to fund the Offer, or advise us. Refer to Item 1005(d) of Regulation M-A.

Item 4. The Solicitation or Recommendation, page 11

Reasons for the Recommendation, page 18

2.  We note your disclosure in the first paragraph that the board considered a "number of factors" in reaching their recommendation. Item 4 of Schedule 14D-9 and the corresponding Item 1012(b) of Regulation M-A, however, require that actual <u>reasons</u> be cited to explain why a favorable recommendation is being made. Please revise this section to clarify which of the enumerated factors are in fact reasons in support of the Board's decision to recommend that the security holders accept the offer made by Mountain Merger Sub Corp.

3.  Please revise to clarify the first two bullet points, since it is unclear how the issuer's "current financial outlook" and "other strategic opportunities" may have been reasons to recommend the Offer.

Projected Financial Information, page 34

4.  We note the projected financial information on page 36 has not been prepared in accordance with GAAP. As a result, please advise us as to the consideration you have given as to whether the forecast information would require additional disclosure pursuant to Rule 100(a) of Regulation G. We may have additional comments after we review your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411.  You may also contact me via facsimile at (202) 772-9203.  Please send all correspondence to us at the following ZIP code:  20549-3628.

Sincerely,


Peggy Kim
Special Counsel
Office of Mergers & Acquisitions


cc:     Peter Lyons, Esq.
        Shearman & Sterling LLP